Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2018 and 2017

R.C.S. Luxembourg B 174.140

4, rue de la Grêve

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
		2018	2017	2018	2017
	Notes	Unaudited	Unaudited	Unaudited	Unaudited
Continuing operations
Revenue	4	397,052	383,768	787,936	737,422
Cost of services	5	(263,543)	(258,183)	(504,645)	(477,711)
Gross profit		133,509	125,585	283,291	259,711
Selling, general and administrative expenses	6	(43,511)	(47,369)	(87,544)	(90,900)
Other operating income	7	4,565	4,515	9,643	9,419
Other operating expense		(485)	(2,508)	(1,716)	(2,843)
Operating income		94,078	80,223	203,674	175,387
Share of income / (loss) in associates		127	(278)	257	(328)
Income before financial results and income tax		94,205	79,945	203,931	175,059
Financial income	8	49,632	13,531	63,519	44,250
Financial loss	8	(198,868)	(68,518)	(284,656)	(147,983)
(Loss) / income before income tax expense		(55,031)	24,958	(17,206)	71,326
Income tax expense	9	20,109	(8,881)	8,591	(20,496)
(Loss) / income for the period		(34,922)	16,077	(8,615)	50,830
Attributable to:
Owners of the parent		(22,674)	15,612	3,821	48,069
Non-controlling interest		(12,248)	465	(12,436)	2,761
		(34,922)	16,077	(8,615)	50,830

Earnings per share attributable to the owners of the parent
Weigthed average number of ordinary shares (thousands)		160,022	148,118	157,654	148,118

Basic and diluted earnings per share		(0.14)	0.11	0.02	0.32

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
(Loss) / income for the period	(34,922)	16,077	(8,615)	50,830

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	199	265	208	303

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	(493)	52	(378)	94
Currency translation adjustment	(138,525)	(10,703)	(162,782)	4,947
Other comprehensive (loss) / income for the period, net of income tax	(138,819)	(10,386)	(162,952)	5,344
Total comprehensive (loss) / income for the period	(173,741)	5,691	(171,567)	56,174
Attributable to:
Owners of the parent	(122,407)	3,433	(116,535)	45,355
Non-controlling interest	(51,334)	2,258	(55,032)	10,819
	(173,741)	5,691	(171,567)	56,174

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2018 Unaudited	At December 31, 2017 Audited

ASSETS
Non-current assets
Intangible assets, net	10	2,463,317	2,818,354
Property, plant and equipment, net		72,966	74,483
Investments in associates		14,856	13,435
Other financial assets at amortized cost		-	2,500
Deferred tax assets		135,116	135,327
Other receivables		136,472	173,393
Trade receivables		4,135	4,244
		2,826,862	3,221,736
Current assets
Inventories		8,686	8,564
Other financial assets at fair value through profit or loss		27,146	16,214
Other financial assets at amortized cost		2,691	23,582
Other receivables		62,520	183,062
Current tax assets		11,915	4,621
Trade receivables		107,850	121,834
Cash and cash equivalents	11	220,130	221,601
		440,938	579,478
Total assets		3,267,800	3,801,214

EQUITY	14
Share capital		160,022	1,500,000
Share premium		180,486	-
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	-
Currency translation adjustment		(337,760)	(217,300)
Legal reserves		176	2
Other reserves		(1,351,962)	(1,344,008)
Retained earnings		144,037	138,034
Total attributable to owners of the parent		531,937	461,783
Non-controlling interests		278,409	335,359
Total equity		810,346	797,142

LIABILITIES
Non-current liabilities
Borrowings	12	1,065,689	1,113,655
Deferred tax liabilities		141,954	148,301
Other liabilities	13	909,151	1,006,792
Trade payables		3,145	3,302
		2,119,939	2,272,050
Current liabilities
Borrowings	12	95,846	372,790
Other liabilities	13	136,611	209,486
Current tax liabilities		6,413	21,934
Trade payables		98,645	127,812
		337,515	732,022
Total liabilities		2,457,454	3,004,072
Total equity and liabilities		3,267,800	3,801,214

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

			Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at December 31, 2017	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax) (Note 2.2 (a))	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjusted balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	140,390	464,139	335,901	800,040
Shareholders contributions (Note 14)	-	-	-	-	-	-	-	-	-	43,703	43,703
Income / (loss) for the period	-	-	-	-	-	-	-	3,821	3,821	(12,436)	(8,615)
Transfer to legal reserve	-	-	-	-	174	-	-	(174)	-	-	-
Reverse stock split (Note 14)	(1,351,883)	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 14)	11,905	180,486	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive (loss) / income for the period	-	-	-	-	-	(120,460)	104	-	(120,356)	(42,596)	(162,952)
Changes of non-controlling interests	-	-	-	-	-	-	(8,058)	-	(8,058)	(46,163)	(54,221)
Balance at June 30, 2018	160,022	180,486	385,055	1,351,883	176	(337,760)	(1,351,962)	144,037	531,937	278,409	810,346

Balance at January 1, 2017	20	-	1,907,328	-	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324
Shareholders contributions (Note 14)	-	-	3,810	-	-	-	-	-	3,810	-	3,810
Refund of cash contributions (Note 14)	-	-	(4,000)	-	-	-	-	-	(4,000)	-	(4,000)
Income for the period	-	-	-	-	-	-	-	48,069	48,069	2,761	50,830
Other comprehensive (loss) / income for the period	-	-	-	-	-	(2,865)	151	-	(2,714)	8,058	5,344
Changes of non-controlling interests	-	-	-	-	-	-	-	-	-	(26,119)	(26,119)
Balance at June 30, 2017	20	-	1,907,138	-	2	(191,586)	(1,343,871)	122,612	494,315	338,874	833,189

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2018 Unaudited	2017 Unaudited
Cash flows from operating activities
(Loss) / Income for the period		(8,615)	50,830
Adjustments for:
Amortization and depreciation		68,112	69,952
Deferred income tax	9	(27,123)	(18,660)
Income tax accrued	9	18,532	39,156
Share of income or loss in associates		(257)	328
Loss on disposals of property, plant and equipment		173	2,214
Unpaid concession fees		28,637	29,186
Changes in liability for Brazil concessions		50,364	44,133
Interest expense		46,134	66,272
Other financial results, net		(6,368)	(27,232)
Net foreign exchange		131,132	20,315
Other accruals		1,512	(4,288)
Acquisition of Intangible assets		(115,022)	(100,495)
Income tax paid		(30,720)	(57,021)
Changes in working capital	17	(79,552)	(83,062)
Net cash provided by operating activities		76,939	31,628

Cash flows from investing activities
Cash contribution in associates		(1,689)	-
Acquisition of other financial assets		(10,390)	(9,275)
Disposals of other financial assets		24,313	-
Purchase of property, plant and equipment		(4,952)	(3,997)
Acquisition of Intangible assets		(178)	(152)
Loans with related parties		221	-
"Piana di Castello" land advance	15	(4,504)	-
Other		(88)	70
Net cash provided by/(used in) investing activities		2,733	(13,354)

Cash flows from financing activities
Proceeds from cash contributions		43,703	3,810
Refund of cash contributions		-	(4,000)
Additional acquisitions in subsidiaries	14	(40,731)	-
Proceeds from borrowings		196,790	400,914
Initial Public Offering	14	195,601	-
Initial Public Offering expenses paid		(4,253)	-
Release of guarantee deposits		92,913	-
Release of restricted cash		-	30,873
Loans paid	12	(477,766)	(222,896)
Interest paid	12	(43,134)	(64,691)
Dividends paid		(15,403)	(13,200)
Net cash (used in)/provided by financing activities		(52,280)	130,810

Increase in cash and cash equivalents		27,392	149,084

Movements in cash and cash equivalents
At the beginning of the period		221,601	182,116
Exchange rate (loss)/ income on cash and cash equivalents		(28,863)	5,142
Increase in cash and cash equivalents		27,392	149,084
At the end of the period	11	220,130	336,342

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and company conversion
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax expense
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information and company conversion

General Information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Perú.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2017.

Company conversion

The Company was converted on September 14, 2017, from a Luxembourg Limited Liability Company named A.C.I. Airports International S.à r.l. (“ACI”) into a Luxembourg Corporation and changed its name to Corporación América Airports S.A. (the “Conversion”). In conjunction with the Conversion, all of the Company’s outstanding equity interests were converted into one billion five hundred million (1,500,000,000) shares of common stock which were held by ACI Airports S.à r.l. (controlling shareholder). In connection with the Conversion, Corporación América Airports S.A. has continued to hold all assets of ACI and has assumed all of its liabilities and obligations.

The main adjustment of the Conversion principally gave effect to the recognition of the share capital of Corporación América Airports S.A. for a total nominal value of USD 1,500 million (USD 1 per share) and the elimination of the shares of A.C.I. Airports International S.à. r.l. for a total amount of USD 20 thousands and of the Free distributable reserves for a total amount of USD 1,499.9 million.

A detailed explanation of movements of share capital that have occurred in 2018, including reverse stock and Initial Public Offering, are included in Note 14.

These condensed consolidated interim financial statements have been approved for issuance by the Company on August 22, 2018.

2	Basis of presentation and accounting policies

The principal accounting policies applied in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with the Consolidated Financial Statements ended at December 31, 2017. These policies have been consistently applied to all the years presented, unless otherwise stated.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.1 Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2017, except for changes explained in Note 2.2. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2017.

Assets and liabilities are classified as current if settlement is expected within 12 months.

There were no changes in valuation techniques during the period, except for changes explained in Note 2.2, and there were no changes in risk management policies since the end of the year ended December 31, 2017.

2.2 Changes in the accounting polices

The group has applied the following standards and amendments for the first time for their quarter reporting period commencing January 1, 2018:

IFRS 9, “Financial Instruments”

The group has adopted IFRS 9 as issued in July 2014, which resulted in changes in accounting policies and adjustments to the amounts recognized in the Consolidated Financial Statements for the year ended 31 December 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new model of impairment for financial assets, effective from January 1, 2018.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses, as is the case under IAS 39.

The accounting policies were changed to comply with IFRS 9 as issued by the IASB in July 2014.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

As permitted by the transitional provisions of IFRS 9, the Group has elected not to restate comparative figures.

(a) Impact of adopting IFRS 9

The total impact on the Group’s retained earnings due to measurement of financial instruments as of January 1, 2018 is as follows:

	Retained Earnings	Non- controlling interests
Opening balance - IAS 39	138,034	335,359
Decrease in provision for trade receivables	3,142	723
Decrease in deferred tax assets relating to impairment provisions	(786)	(181)
Adjustment to retained earnings from adoption of IFRS 9	2,356	542
Opening balance – IFRS 9	140,390	335,901

(b) Classification and measurement of financial instruments

On January 1, 2018, the Group’s management has assessed which business models apply to the financial assets held by the group at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories.

Reclassifications of financial instruments on adoption of IFRS 9

On the date of initial application, January 1, 2018, the financial instruments of the group were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original (IAS 39)	New (IFRS 9)	Original	New	Difference
Assets as per the statement of financial position
Other financial assets	AC*	AC*	26,082	26,082	-
Other financial assets	FVPL**	FVPL**	16,214	16,214	-
Other receivables	AC*	AC*	293,578	293,578	-
Trade receivables	AC*	AC*	126,078	129,943	3,865
Cash and cash equivalents	AC*	AC*	221,601	221,601	-
Liabilities as per the statement of financial position
Borrowings	AC*	AC*	1,486,445	1,486,445	-
Trade payables and other liabilities	AC*	AC*	1,198,562	1,198,562	-

* AC = financial instruments measured at amortized cost

** FVPL = financial instruments measured at fair value through profit or loss

(c) IFRS 9 Financial Instruments – Accounting policies applied from January 1, 2018

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

(i)	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

(ii)	Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

(iii)	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

IFRS 15, “Revenue from contracts with customers”

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The Company´s management has determined that the adoption of this standard did not have a significant impact on the Company´s financial condition or results of operations.

Effective January 1, 2018, the Group adopted this standard using the modified retrospective adoption approach. There was no impact on the condensed consolidated interim financial statements and no cumulative effect adjustment was recognized.

There were no other changes on accounting policies and accounting methods. The standards that are mandatory effective on or after January 1, 2018 were applied by the group.

New and amended standards not yet adopted for CAAP.

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

New and amended standards not yet adopted for CAAP (Cont.)

Other standards and interpretations non-significant for the Company’s financial statements:

-Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions -Annual Improvements to IFRS 2014-2016 cycle.

- IFRIC 22 - Foreign Currency Transactions and Advance Consideration.

- IFRIC 23 - Uncertainty over Income Tax Treatments.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.U and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2017 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Effective April 1, 2018, the CODM revised the current segment reporting to also include another metric of performance. In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure. Prior periods information have been revised to conform to the current period presentation.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil	Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended June 30, 2018 (Unaudited)	Airports	Others	Airports	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	246,712	152	30,319	24,343	4,458	28,085	22,056	42,000	-	(2,536)	1,463	397,052
Cost of services	(158,908)	(35)	(27,222)	(13,347)	(3,442)	(15,880)	(12,894)	(30,710)	-	2,536	(3,641)	(263,543)
Gross profit	87,804	117	3,097	10,996	1,016	12,205	9,162	11,290	-	-	(2,178)	133,509
Selling, general and administrative expenses	(20,495)	(58)	(4,601)	(3,191)	(346)	(2,915)	(4,263)	(3,532)	-	-	(4,110)	(43,511)
Other operating income	4,449	-	7	46	31	17	16	-	-	-	(1)	4,565
Other operating expenses	(149)	(1)	(70)	(51)	(31)	(159)	(8)	-	-	-	(16)	(485)
Operating income	71,609	58	(1,567)	7,800	670	9,148	4,907	7,758	-	-	(6,305)	94,078
Share of loss in associates	-	-	-	-	-	-	-	43	(564)	-	648	127
Amortization and depreciation	7,279	-	4,149	3,210	197	2,973	1,864	2,926	-	-	4,308	26,906
Adjusted Ebitda	78,888	58	2,582	11,010	867	12,121	6,771	10,727	(564)	-	(1,349)	121,111
Construction services revenue	(65,488)	-	-	(203)	-	(1,792)	-	(5,184)	-	-	-	(72,667)
Construction services cost	65,439	-	-	197	-	1,740	-	4,756	-	-	-	72,132
Adjusted Ebitda excluding Construction Services	78,839	58	2,582	11,004	867	12,069	6,771	10,299	(564)	-	(1,349)	120,576
Construction services revenue	65,488	-	-	203	-	1,792	-	5,184	-	-	-	72,667
Construction services cost	(65,439)	-	-	(197)	-	(1,740)	-	(4,756)	-	-	-	(72,132)
Adjusted Ebitda	78,888	58	2,582	11,010	867	12,121	6,771	10,727	(564)	-	(1,349)	121,111
Financial income												49,632
Financial loss												(198,868)
Amortization and depreciation												(26,906)
Loss before income tax expense												(55,031)
Income tax expense												20,109
Loss for the period												(34,922)

For the three-month period ended June 30, 2017 (Unaudited)
Revenue	242,584	107	30,714	23,872	3,917	21,542	20,236	41,706	-	(2,242)	1,332	383,768
Cost of services	(161,879)	(36)	(29,779)	(12,035)	(3,147)	(11,570)	(11,981)	(26,313)	-	2,242	(3,685)	(258,183)
Gross profit	80,705	71	935	11,837	770	9,972	8,255	15,393	-	-	(2,353)	125,585
Selling, general and administrative expenses	(23,317)	(60)	(3,103)	(2,916)	(297)	(2,728)	(3,913)	(8,638)	-	-	(2,397)	(47,369)
Other operating income	4,487	-	-	21	(3)	9	2	-	-	-	(1)	4,515
Other operating expenses	(105)	-	(2,201)	(27)	17	(187)	(5)	-	-	-	-	(2,508)
Operating income	61,770	11	(4,369)	8,915	487	7,066	4,339	6,755	-	-	(4,751)	80,223
Share of loss in associates	-	-	-	-	-	-	-	16	(424)	-	130	(278)
Amortization and depreciation	8,489	-	4,371	2,993	150	2,821	1,841	2,484	-	-	4,174	27,323
Adjusted Ebitda	70,259	11	2	11,908	637	9,887	6,180	9,255	(424)	-	(447)	107,268
Construction services revenue	(60,370)	-	-	(843)	-	(77)	-	(3,775)	-	-	-	(65,065)
Construction services cost	60,318	-	-	818	-	75	-	3,439	-	-	-	64,650
Adjusted Ebitda excluding Construction Services	70,207	11	2	11,883	637	9,885	6,180	8,919	(424)	-	(447)	106,853
Construction services revenue	60,370	-	-	843	-	77	-	3,775	-	-	-	65,065
Construction services cost	(60,318)	-	-	(818)	-	(75)	-	(3,439)	-	-	-	(64,650)
Adjusted Ebitda	70,259	11	2	11,908	637	9,887	6,180	9,255	(424)	-	(447)	107,268
Financial income												13,531
Financial loss												(68,518)
Amortization and depreciation												(27,323)
Income before income tax expense												24,958
Income tax expense												(8,881)
Income for the period												16,077

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil	Uruguay		Armenia	Ecuador	Italy	Perú
For the six-month period ended June 30, 2018 (Unaudited)	Airports	Others	Airports	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	494,988	168	62,368	56,496	8,924	49,762	43,582	73,708	-	(4,963)	2,903	787,936
Cost of services	(303,742)	(67)	(55,547)	(26,878)	(6,711)	(28,744)	(25,066)	(55,528)	-	4,963	(7,325)	(504,645)
Gross profit	191,246	101	6,821	29,618	2,213	21,018	18,516	18,180	-	-	(4,422)	283,291
Selling, general and administrative expenses	(42,544)	(116)	(8,346)	(6,920)	(701)	(5,511)	(8,537)	(6,812)	-	-	(8,057)	(87,544)
Other operating income	9,471	-	7	62	41	45	16	-	-	-	1	9,643
Other operating expenses	(454)	(1)	(210)	(79)	(30)	(286)	(15)	-	-	-	(641)	(1,716)
Operating income	157,719	(16)	(1,728)	22,681	1,523	15,266	9,980	11,368	-	-	(13,119)	203,674
Share of income in associates	-	-	-	-	-	-	-	43	(434)	-	648	257
Amortization and depreciation	14,253	-	8,510	6,610	385	5,956	3,724	5,886	-	-	8,663	53,987
Adjusted Ebitda	171,972	(16)	6,782	29,291	1,908	21,222	13,704	17,297	(434)	-	(3,808)	257,918
Construction services revenue	(110,006)	-	-	(341)	-	(2,224)	-	(6,712)	-	-	-	(119,283)
Construction services cost	109,888	-	-	331	-	2,159	-	5,916	-	-	-	118,294
Adjusted Ebitda excluding Construction Services	171,854	(16)	6,782	29,281	1,908	21,157	13,704	16,501	(434)	-	(3,808)	256,929
Construction services revenue	110,006	-	-	341	-	2,224	-	6,712	-	-	-	119,283
Construction services cost	(109,888)	-	-	(331)	-	(2,159)	-	(5,916)	-	-	-	(118,294)
Adjusted Ebitda	171,972	(16)	6,782	29,291	1,908	21,222	13,704	17,297	(434)	-	(3,808)	257,918
Financial income												63,519
Financial loss												(284,656)
Amortization and depreciation												(53,987)
Loss before income tax expense												(17,206)
Income tax expense												8,591
Loss for the period												(8,615)

June 30, 2018 (Unaudited)
Current assets	189,179	263	46,468	22,190	4,456	42,327	19,774	56,522	-	(102,300)	162,059	440,938
Non-current assets	546,641	4	1,230,996	154,423	5,119	169,061	49,539	236,123	13,016	(1,069)	423,009	2,826,862
Capital Expenditure	110,319	-	3,247	1,162	503	3,352	1,322	8,243	-	-	15	128,163
Current liabilities	106,514	33	52,282	21,036	3,671	22,136	28,088	95,250	-	(101,643)	110,148	337,515
Non-current liabilities	396,331	-	1,154,353	58,924	2,925	83,391	4,339	69,572	-	(1,727)	351,831	2,119,939

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil	Uruguay		Armenia	Ecuador	Italy	Perú
For the six-month period ended June 30, 2017 (Unaudited)	Airports	Others	Airports	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	467,518	215	62,585	52,650	7,671	38,540	41,948	67,995	-	(4,186)	2,486	737,422
Cost of services	(291,714)	(68)	(58,643)	(24,204)	(6,021)	(21,658)	(24,823)	(47,660)	-	4,186	(7,106)	(477,711)
Gross profit	175,804	147	3,942	28,446	1,650	16,882	17,125	20,335	-	-	(4,620)	259,711
Selling, general and administrative expenses	(45,980)	(109)	(6,089)	(5,737)	(622)	(5,556)	(7,944)	(14,318)	-	-	(4,545)	(90,900)
Other operating income	9,258	-	-	44	-	28	3	-	-	-	86	9,419
Other operating expenses	(246)	(4)	(2,201)	(73)	17	(295)	(12)	-	-	-	(29)	(2,843)
Operating income	138,836	34	(4,348)	22,680	1,045	11,059	9,172	6,017	-	-	(9,108)	175,387
Share of loss in associates	-	-	-	-	-	-	-	54	(390)	-	8	(328)
Amortization and depreciation	16,297	-	8,597	6,300	303	5,655	3,677	4,687	-	-	8,268	53,784
Adjusted Ebitda	155,133	34	4,249	28,980	1,348	16,714	12,849	10,758	(390)	-	(832)	228,843
Construction services revenue	(92,094)	-	-	(1,208)	-	(80)	-	(6,255)	-	-	-	(99,637)
Construction services cost	91,997	-	-	1,173	-	78	-	5,658	-	-	-	98,906
Adjusted Ebitda excluding Construction Services	155,036	34	4,249	28,945	1,348	16,712	12,849	10,161	(390)	-	(832)	228,112
Construction services revenue	92,094	-	-	1,208	-	80	-	6,255	-	-	-	99,637
Construction services cost	(91,997)	-	-	(1,173)	-	(78)	-	(5,658)	-	-	-	(98,906)
Adjusted Ebitda	155,133	34	4,249	28,980	1,348	16,714	12,849	10,758	(390)	-	(832)	228,843
Financial income												44,250
Financial loss												(147,983)
Amortization and depreciation												(53,784)
Income before income tax expense												71,326
Income tax expense												(20,496)
Income for the period												50,830

December 31, 2017 (Audited)
Current assets	200,982	425	66,631	24,697	2,887	38,110	42,760	62,144	-	(74,280)	215,122	579,478
Non-current assets	709,689	7	1,432,833	159,880	5,121	173,087	51,941	236,893	11,790	(1,093)	441,588	3,221,736
Capital Expenditure	231,998	41	13,589	6,327	852	5,778	934	20,013	-	-	24	279,556
Current liabilities	151,794	64	262,624	23,536	3,755	22,741	42,929	89,057	-	(73,004)	208,526	732,022
Non-current liabilities	412,242	-	1,271,776	64,050	1,175	95,159	6,571	73,762	-	(2,369)	349,684	2,272,050

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4	Revenue

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Aeronautical revenue	185,616	182,961	390,418	370,030
Non-aeronautical revenue
Commercial revenue	138,106	135,289	275,316	266,881
Construction service revenue	72,667	65,065	119,283	99,637
Other revenue	663	453	2,919	874
	397,052	383,768	787,936	737,422

5	Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Salaries and social security contributions	(51,685)	(54,464)	(103,223)	(103,674)
Concession fees (**)	(46,144)	(46,868)	(95,051)	(94,749)
Construction services cost	(72,132)	(64,650)	(118,294)	(98,906)
Maintenance expenses	(35,425)	(34,960)	(71,931)	(69,856)
Amortization and depreciation	(24,850)	(25,472)	(49,870)	(50,120)
Services and fees	(14,554)	(13,404)	(28,178)	(26,448)
Cost of fuel	(8,389)	(6,399)	(15,244)	(11,026)
Taxes (*)	(4,167)	(4,476)	(8,795)	(9,211)
Office expenses	(3,279)	(4,157)	(7,485)	(7,439)
Provision for maintenance cost	(88)	(289)	(1,199)	(1,006)
Others	(2,830)	(3,044)	(5,375)	(5,276)
	(263,543)	(258,183)	(504,645)	(477,711)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for Brazil concession assets of USD 14,125 as of June 30, 2018 (USD 16,168 as of June 30, 2017).

6	Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Taxes (*)	(12,335)	(14,253)	(26,654)	(27,813)
Services and fees	(10,710)	(14,057)	(21,178)	(25,945)
Salaries and social security contributions	(8,467)	(8,509)	(17,871)	(17,017)
Office expenses	(2,864)	(2,793)	(5,185)	(5,850)
Amortization and depreciation	(2,056)	(1,851)	(4,117)	(3,664)
Maintenance expenses	(410)	(503)	(1,487)	(1,543)
Bad debts	(843)	(1,513)	(1,780)	(2,046)
Advertising	(1,372)	(654)	(1,869)	(1,441)
Insurance	(762)	(262)	(1,236)	(880)
Charter service	(208)	(201)	(415)	(403)
Bad debts recovery	-	23	-	239
Other	(3,484)	(2,796)	(5,752)	(4,537)
	(43,511)	(47,369)	(87,544)	(90,900)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7	Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Government grant (*)	4,450	4,487	9,471	9,258
Other	115	28	172	161
	4,565	4,515	9,643	9,419

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

8	Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)

Interest income	9,040	9,163	11,708	28,863
Foreign exchange income	39,517	4,368	49,737	15,387
Other	1,075	-	2,074	-
Financial income	49,632	13,531	63,519	44,250

Interest expense	(20,209)	(24,171)	(46,134)	(66,272)
Foreign exchange expenses	(148,224)	(25,388)	(180,869)	(35,702)
Changes in liability for Brazil concessions	(28,787)	(18,153)	(50,364)	(44,133)
Other	(1,648)	(806)	(7,289)	(1,876)
Financial loss	(198,868)	(68,518)	(284,656)	(147,983)
Net financial results	(149,236)	(54,987)	(221,137)	(103,733)

9	Income tax expense

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Current income tax	6,686	(17,816)	(18,532)	(39,156)
Deferred income tax	13,423	8,935	27,123	18,660
	20,109	(8,881)	8,591	(20,496)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total

Cost
Balances at January 1, 2018	3,312,006	57,049	14,867	3,383,922
Acquisitions	123,033	-	178	123,211
Translation differences	(473,291)	(286)	(733)	(474,310)
	2,961,748	56,763	14,312	3,032,823
Depreciation
Accumulated at January 1, 2018	553,767	313	11,488	565,568
Depreciation of the period	63,018	-	619	63,637
Translation differences	(59,195)	(110)	(394)	(59,699)
	557,590	203	11,713	569,506
At June 30, 2018	2,404,158	56,560	2,599	2,463,317

Cost
Balances at January 1, 2017	3,334,564	56,013	15,162	3,405,739
Acquisitions	103,656	-	152	103,808
Disposals	(1,176)	-	(850)	(2,026)
Transfer	(417)	-	417	-
Increase	197	-	-	197
Translation differences	(42,800)	383	18,340	(24,077)
	3,394,024	56,396	33,221	3,483,641
Depreciation
Accumulated at January 1, 2017	569,090	306	11,156	580,552
Depreciation of the period	65,896	-	151	66,047
Translation differences	(11,068)	16	907	(10,145)
	623,918	322	12,214	636,454
At June 30, 2017	2,770,106	56,074	21,007	2,847,187

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11	Cash and cash equivalents

	At June 30, 2018 (Unaudited)	At December 31, 2017 (Audited)
Cash to be deposited	2,151	1,483
Cash at banks	162,253	189,283
Time deposits	54,722	29,003
Other cash equivalents	1,004	1,832
	220,130	221,601

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	At June 30, 2018 (Unaudited)	At June 30, 2017 (Unaudited)
Cash and cash equivalents	220,130	336,342
Bank overdraft	-	-
	220,130	336,342

12	Borrowings

	At June 30, 2018 (Unaudited)	At December 31, 2017 (Audited)
Non-current
Bank and financial borrowings (**)	414,892	453,428
Notes (*)	649,608	658,109
Others	1,189	2,118
	1,065,689	1,113,655
Current
Bank and financial borrowings (**)	58,744	311,902
Notes (*)	34,926	24,306
Loans with related parties (Note 16)	500	34,651
Others	1,676	1,931
	95,846	372,790
Total Borrowings	1,161,535	1,486,445

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	1,486,445	1,107,241
Loans obtained	197,495	401,134
Loans paid	(477,766)	(222,896)
Interest paid	(43,134)	(64,691)
Accrued interest for the period	52,137	68,276
Translation differences	(53,642)	12,751
At the end of the period	1,161,535	1,301,815

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2018 (1)	145,011	138,905	498,990	922,439	1,705,345
At December 31, 2017 (1)	422,746	230,464	523,855	803,436	1,980,501

(1)The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. As of June 30, 2018 and December 31, 2017 Puerta del Sur S.A. was in compliance with all of its covenants. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of June 30, 2018 and December 31, 2017 they were guaranteed with a stand by letter of credit of CAAP with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A. As of June 30, 2018 and December 31, 2017, ACI Airport Sudamérica S.A.U. was in compliance with all of its covenants.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A. As of June 30, 2018, CAI was in compliance with all of its covenants.

-	Notes issued in April and December 2010 by AA2000, totalling USD 328 million maturing in 2020. Annual Interest rates on these notes are 10% and 10.75% respectively. As long as these notes are outstanding AA2000 is required to comply with certain commitments, such as certain limitations to liens on its assets, mergers, spin-offs, sale of assets, new debts, distribution of dividends and payment to its shareholders. On March 13, 2017 AA2000 early redeemed in full the notes issued in December 2010 for a principal amount of USD 157.5 million, recognizing a loss of approximately USD 13 million on the extinguishment that was included in interest expenses in financial loss. As a result of the renegotiation of its borrowings, the restrictions on distribution of dividends has significantly eased.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. As of June 30, 2018 AA2000 was in compliance with all of its covenants.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of June 30, 2018 significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(3)
Inframérica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) plus spread	8.3	A
	BNDES	Brazilian Reales	June 2032	Variable	T.R.plus spread plus IPCA	2.0
	BNDES	Brazilian Reales	September 2032	Variable	T.R. plus spread plus IPCA	5.3
	BNDES	Brazilian Reales	September 2022	Fixed	2.5%	2.4
	BNDES	Brazilian Reales	July 2032	Variable	T.R. plus spread plus IPCA	2.4
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	Brazilian Reales	December 2033	Variable	TJLP (1) plus spread	272.7	A
	Bradesco	Brazilian Reales	July 2022	Variable	TJLP (1) plus spread	0.2	D
	Bradesco	Brazilian Reales	July 2022	Variable	Selic plus spread	0.1	D
	Pine	Brazilian Reales	December 2018	Variable	CDI plus spread	8.3	C
Terminal Aeroportuaria de Guayaquil S.A.	Banco Guayaquil SA	USD	2019	Variable	5.87%-6.71%	3.1	D
	Banco Bolivariano CA	USD	2019	Variable	7.06%	4.2	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.9	D
	Santander Uruguay	USD	April 2023	Fixed	4.4%	2.4	D
Toscana Aeroporti S.p.A.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	8.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	31.8	D
	MPS Servicio capital	Euro	November 2018	Fixed	0.05%	4.1	D
	BPM	Euro	November 2018	Fixed	0.04%	2.3	D
	Unicredit	Euro	November 2018	Fixed	0.05%	5.8	D
	CRF	Euro	November 2018	Fixed	0.05%	5.8	D
	BNL	Euro	July 2018	Variable	Euribor 3 month plus spread	2.9	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.6	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	48.4	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	50.7
Aeropuertos Argentina 2000 S.A.	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	0.2	D
Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	BADLAR (2) plus spread	0.1	A
Total						473.6

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of December 31, 2017 significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(3)
Inframérica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) plus spread	98.6	A
	BNDES	Brazilian Reales	June 2032	Variable	T.R. plus spread plus IPCA	2.2
	BNDES	Brazilian Reales	September 2032	Variable	T.R. plus spread plus IPCA	5.8
	BNDES	Brazilian Reales	September 2022	Fixed	2.5%	3.2
	BNDES	Brazilian Reales	July 2032	Variable	T.R. plus spread plus IPCA	1.5
	BNDES	Brazilian Reales	July 2032	Variable	T.R. plus spread plus IPCA	1.2
	BNDES	Brazilian Reales	December 2028	Variable	TJLP (1) plus spread	218.4	A
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	CAIXA	Brazilian Reales	December 2028	Variable	TJLP (1) plus spread	72.8	A
	CAIXA	Brazilian Reales	December 2017	Variable	IPCA	5.7	A
	CAIXA	Brazilian Reales	December 2023	Fixed	6%	4.8	A
	Bradesco	Brazilian Reales	July 2022	Variable	TJLP (1) plus spread	0.3	D
	Bradesco	Brazilian Reales	July 2022	Variable	Selic plus spread	0.1	D
	Santander	Brazilian Reales	June 2018	Variable	CDI plus spread	90.9	A
	Citibank	Brazilian Reales	March 2018	Fixed	9%	14.6	C
	Pine	Brazilian Reales	January 2018	Variable	CDI plus spread	9.7	C
Terminal Aeroportuaria de Guayaquil S.A.	Banco Guayaquil SA	USD	2019	Variable	6.86%-6.92%	4.1	D
	Banco Bolivariano CA	USD	2019	Variable	6.92%	5.6	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	1.1	D
	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	9.3	B
Toscana Aeroporti S.p.A.	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	34.4	D
	Credem	Euro	November 2018	Variable	Euribor 3 month plus spread	6.0	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	57.1	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	51.2
Corporación América Airports S.A.	Goldman Sachs	USD	March 2019	Variable	7.63%	50.1	D
	Julius Bär	USD	December 2019	Fixed	2.40%	15.0	B
Aeropuertos Argentina 2000 S.A.	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	1.0	D
Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	BADLAR (2) plus spread	0.1	A
Total						765.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian consumer Price index

(2) BADLAR – Buenos Aires Deposits of Large Amount Rate

(3) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) also entered into credit facility arrangements with BNDES and Caixa Economica Federal (“Caixa”) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and Caixa on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

On December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

On March 2018, ICASGA concluded its renegotiation with BNDES. The terms of the renegotiation include the early repayment of a large part of the debt and rescheduling of current maturities.

On March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R$ 300 million (USD 77.8 million).

In connection with such amendments and extension agreements, ACI Airports S.à.r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à.r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à.r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

On March, 2018, ICAB repaid the outstanding amount of USD 83 million with CAIXA.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$ 48 million (USD 12.5 million). The loan under the Citibank Credit Agreement matured and was paid in March 2018. Such loan was unsecured. The obligations under the Citibank Credit Agreement were absolutely and unconditionally guaranteed by ACI Airports S.à r.l.

On December 19, 2017, ICAB entered into a short-term banking letter of credit with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$ 32 million (USD 8.3 million). Obligations under the Banco Pine Credit Agreement are absolutely and unconditionally guaranteed by CAAP. The loan under the “Banco Pine Credit Agreement” matured on January 2018; at that date, ICAB made an amendment to the loan maturity from January to December 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$ 300 million (USD 77.8 million), which matures on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility were fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$ 300 million (USD 77.8 million) which was included in Guarantee deposit. Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframerica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

On March 14, 2018, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of USD 106.6 million (approximately $R 348) with the proceeds of the loan given by the BNDES.

As a result of this operation, the guarantee deposit held by CAAP has been released (approximately USD 92.9 million).

On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31. As of June 30, 2018, Armenia International Airports C.J.S.C. was in compliance with all of its covenants.

As of June 30, 2018 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 25.9 million (USD 25.4 million at December 31, 2017) and all intangible assets and property and equipment for a total of USD 168.6 million (USD 170.6 million at December 31, 2017).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio capital is required to comply with certain financial ratios. As of June 30, 2018, Toscana Aeroporti S.p.A was in compliance with all of its covenants. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

On December, 2017 CAAP entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan in the aggregate principal amount of USD 15 million. Loan under the Julius Baer Credit Agreement was secured by cash collateral provided by a company controlled by the Group of the Shareholder and mature 24 months from the closing date thereunder.

On December 20, 2017, CAAP entered into the GS Credit Agreement, pursuant to which Goldman Sachs Bank USA provided a loan to the Company in the aggregate principal amount of $50.0 million.

On February 2018, CAAP fully repaid the Julius Baer Credit Agreement and the GS Credit Agreement, the cash collateral with Julius Baer was released when the loan was repaid.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities

	At June 30, 2018 (Unaudited)	At December 31, 2017 (Audited)
Non-current
Concession fee payable (*)	831,227	916,203
Advances from customers	24,545	31,909
Provision for maintenance costs (**)	22,093	22,207
Employee benefit obligation (***)	8,454	9,068
Other taxes payable	5,087	8,531
Provisions for legal claims (****)	6,578	5,798
Salary payable	916	916
Other liabilities with related parties (Note 16)	1,469	1,816
Other payables	8,782	10,344
	909,151	1,006,792

Current
Salary payable	32,836	41,753
Concession fee payable (*)	36,049	54,840
Other taxes payable	29,048	32,840
Provision for maintenance costs (**)	8,979	9,496
Other liabilities with related parties (Note 16)	5,281	33,132
Advances from customers	5,618	6,124
Provision for legal claims (****)	1,703	3,127
Expenses provisions	1,351	4,569
Other payables	15,746	23,605
	136,611	209,486

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2018	122,256	83,308	265,185	2,168,818	2,639,567
At December 31, 2017	188,192	94,590	306,318	2,520,425	3,109,525

(*) The most significant amount included in the commitments to the grantor are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	971,043	1,173,346
Financial result	50,364	44,133
Others	-	197
Concession fees	80,928	78,632
Payments	(93,832)	(93,924)
Translation differences	(141,227)	(13,529)
Balances at the end of the period	867,276	1,188,855

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	31,703	26,826
Accrual of the period	1,200	1,001
Use of the provision	(1,036)	(611)
Translation differences	(795)	2,106
Balances at the end of the period	31,072	29,322

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

(***) Changes in the period of the provision for employee benefits is as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	9,068	8,498
Actuarial gain/loss (in other comprehensive income)	(208)	(303)
Interest for services	83	84
Service cost	148	125
Amounts paid in the period	(425)	(355)
Translation differences	(212)	476
Balances at the end of the period	8,454	8,525

(****) Changes in the period of the provision for legal claims is as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	8,925	5,878
Accrual of the period	3,728	401
Use of the provision	(2,985)	(170)
Translation differences	(1,387)	155
Balances at the end of the period	8,281	6,264

14	Equity

a) Share capital

The movements of shares capital for the period is as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
At the beginning of the period	1,500,000	20
Reverse stock split (*)	(1,351,883)	-
Initial Public Offering (**)	11,905	-
At the end of the period	160,022	20

(*) On January 19, 2018, the Shareholder approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split. It implied a reduction of share capital of USD 1,351,883 and an increase in Non-Distributable Reserves. The non-distributable reserve creation was in relation with Luxembourg corporate law perspective, as the free distributable reserve could be distributable only to the shareholder that has contributed the amount into the reserve, instead the non-distributable reserve will be distributable on a pro rata basis to all shareholders.

(**) On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares with a nominal value of USD 1 and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00. As a result, CAAP had proceeds of USD 195,601 net of underwriting discounts and commissions but before other issuing expenses.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

On February 5, 2018, the Executive Committee; in accordance with (i) the provisions of the articles of associations of the Company, and (ii) the resolutions taken by the Company´s board of directors which determined and confirmed the creation and composition of the Executive Committee and also the powers delegated to it with respect of the Initial Public Offering; resolved to approve the issuance of the new shares, acknowledged having received sufficient evidence showing that the subscription price of the new shares had been paid, and the amendment of the articles of associations in respect of the new share capital of USD 160,022,262.

b) Free distributable reserves

The disclosure of contributions received at each period are as follows:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
At the beginning of the period	385,055	1,907,328
Cash contributions	-	3,810
Refund of cash contributions	-	(4,000)
At the end of the period	385,055	1,907,138

c) Share premium

As of June 30, 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

As of June 30, 2018
Share premium	190,476
Underwriting discounts and expenses	(9,990)
Net share premium	180,486

d) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Other comprehensive income / (loss) for the period	(120,460)	137	-	(33)	-	(120,356)
For the period ended June 30, 2018	(361,551)	260	(39,611)	(90)	63,402	(337,590)

Balances at January 1, 2017	(212,080)	106	(40,043)	(54)	63,402	(188,669)
Other comprehensive income / (loss) for the period	(2,865)	208	-	(57)	-	(2,714)
For the period ended June 30, 2017	(214,945)	314	(40,043)	(111)	63,402	(191,383)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

e) Non- controlling interest

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
At the beginning of the period	335,359	354,174
Adjustment on adoption of IFRS 9 (net of tax)	542	-
Adjusted balance at January 1, 2018	335,901	354,174
Shareholder contributions (*)	43,703	-
(Loss)/income for the period	(12,436)	2,761
Other comprehensive (loss)/income
Currency translation	(42,700)	7,907
Remeasurement of defined benefit obligations	137	208
Reserve for income tax	(33)	(57)
	(42,596)	8,058
Changes in non-controlling interest
Changes in the participations (**) (***)	(32,404)	-
Dividends approved	(13,759)	(26,119)
	(46,163)	(26,119)
Non-controlling interest at the end of the period	278,409	338,874

(*) Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

(**) On February 19, 2018, CAI purchased an additional 4.568% (850,235 shares) of the share capital of Toscana Aeroporti S.p.A to Fondazione Pisa, for a purchase price of €15.80 per share, paying a total amount of € 13,434 (approximately USD 16,513). As a result of the acquisition, CAI holds approximately 55.698% of Toscana Aeroporti’s share capital.

(***) On June 25, 2018, CAI purchased an additional 6.58% (1,225,275 shares) of the share capital of Toscana Aeroporti S.p.A to Fondazione Cassa di Risparmio di Firenze, for a purchase price of €16.50 per share, paying a total amount of € 20,200 (approximately USD 24.218). The contract also provides an earn out for a maximum amount of € 3.4 million which, considering the remote probabilities, was not recognized. As a result of the acquisition, CAI holds approximately 62.28% of Toscana Aeroporti’s share capital.

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Peruvian Proceedings

Unilateral Termination

In connection with the termination of the Kuntur Wasi concession by the Peruvian government, on June 21, 2018 the Arbitration request was submitted to the competent authority CIADI, who answered the request assuming jurisdiction in Peru.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

TAGSA legal proceedings

The Ecuadorian Tax authorities have determined an additional tax charge for an amount of USD 2.4 million, USD 2.2 million and USD 3.3 million in relation with fiscal years 2014, 2015 and 2016 respectively, TAGSA will dispute the validity of these new claims.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2017, except for the mentioned above.

b. Commitments

Preliminary agreement for the purchase of the “Castello” area

On June 1, 2018, Toscana Aeroporti S.p.A. entered in a preliminary agreement to purchase from Nuove Iniziative Toscane Srl (“NIT”, a real estate company controlled by Unipol Group) a plot of land of approximately 123 hectares located in what is known as the “Piana di Castello” area, in the northwestern part of the Municipality of Florence. The price has been set at € 75 million (approximately USD 87.4 million), in addition to tax at the legal rate.

The preliminary contract signed by the parties is subject to the following conditions precedent:

1.	Final approval of the Florence Airport Master Plan following the conclusion of the Service Conference for the award of Urban Development Compliance;

2.	Adoption of the Castello Executive Urban Development Plan, according to the guidelines set in December 2017 by the Municipal Council of the Municipality of Florence, which indicates the planned use of the various areas and the urban development standards to be observed for each area.

The preliminary agreement will be valid for 18 months, with the possibility to extend for an additional six months.

The preliminary contract signed determined a payment by Toscana Aeroporti S.p.A. of an amount of € 3.7 million (approximately USD 4.5 million) classified as a confirmation deposit with no property passage from NIT to Toscana Aeroporti S.p.A. In case the above-mentioned conditions fail, the preliminary contract will be no valid anymore and the amount of the confirmation deposit will be immediately reimbursed to Toscana Aeroporti S.p.A.

Argentine Concession Agreement

On June 11, 2018, AA2000 set up a guarantee for concession contract fulfilment for a total amount of AR$ 528.9 million (approximately USD 18.3 million) replacing the previous guarantee of AR$ 410.5 million (approximately USD 14.2 million) securing the annual investment plan required under the AA2000 Concession Agreement.

Uruguayan Concession Agreements

The guarantee securing the completion of the construction work of the new terminal was updated from USD 2.3 million to USD 1.5 million for Group 1 and 2 works.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2018 and December 31, 2017, equity as defined under Luxembourg laws and regulations consisted of:

	At June 30, 2018 (Unaudited)	At December 31, 2017 (Audited)
Share capital	160,022	1,500,000
Share premium	180,486	-
Legal reserve	176	2
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	-
Retained earnings	41,541	31,206
Total equity in accordance with Luxembourg law	2,119,163	1,916,263

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.àr.l., which is controlled by ACI Holding S.àr.l., which is controlled by Corporación America International S.àr.l. (previously denominated America Corporation International S.àr.l.), Luxembourg’s companies.

Corporacion America International S.àr.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services. The Group has also significant assets and liabilities arise from financial agreements with related parties.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At June 30, 2018 (Unaudited)	At December 31, 2017 (Audited)
Year-period balances

(a) Arising from sales / purchases of goods / others
Trade receivables with other related parties	1,273	1,130
Other receivables with associates	4,995	5,555
Other receivables with other related parties	9,051	9,775
Other financial assets with other related parties	3,452	3,621
Trade payables to other related parties	(4,223)	(5,667)
	14,548	14,414
(b) Financial debt
Borrowings to other related parties(*)	(500)	(34,651)
	(500)	(34,651)
(c) Other liabilities
Other liabilities to other related parties	(6,750)	(34,948)
	(6,750)	(34,948)

(*)Loans with related parties as of December 31, 2017, were secured by a cash collateral by a company controlled by the Group of the Shareholder and were paid on February 8, 2018.

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Transactions
Commercial revenue	1,612	1,859	3,269	3,040
Fees	(2,267)	(1,324)	(2,050)	(1,127)
Interest accruals	81	(872)	(447)	(1,544)
Acquisition of goods and services	(13,567)	(764)	(16,988)	(3,838)
Others	(626)	(269)	(753)	(520)

Remunerations received by the Group’s key staff (company`s directors) amounted to approximately 2.36% of total remunerations accrued at June 30, 2018 (2.34% as of June 30, 2017).

17	Cash flow disclosures

	For the six-month period ended June 30,
Changes in working capital	2018 (Unaudited)	2017 (Unaudited)
Other receivables and credits	(4,719)	(8,225)
Inventories	127	1,290
Other liabilities	(74,960)	(76,127)
	(79,552)	(83,062)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2018 (Unaudited)	2017 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Borrowings	(705)	(220)
Dividends not paid	-	(12,919)
Income tax paid with tax certificates	1,541	-
Borrowings cost capitalization	(7,306)	(2,941)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

18	Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2017, the Company categorizes its financial instruments as assets and liabilities at amortized cost.

For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2018:

	Fair value	Carrying amount
Trust funds	95,445	102,976
Long-term borrowings	1,156,979	1,161,535

19	Subsequent events

Guayaquil Concession Agreement amendment

As of July 6, 2018, Terminal Aeroportuaria de Guayaquil S.A. (TAGSA), which operates and maintains the Guayaquil Airport in the city of Guayaquil, Ecuador, has amended the concession agreement (the “Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil and the Municipality of Guayaquil, including the commitment of incremental capital expenditures of US$ 32.2 million together with the extension of the term of the Guayaquil Concession Agreement for a five–year period from 2024 to 2029.

The Guayaquil Concession Agreement amendment also includes an increase in the annual concession fee, effective as of July 1, 2018, from 50.25% to 55.25% paid over aggregate gross revenues received from tariffs and charges and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center). Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of US$ 524.6 thousands in the administrative service fee, paid semiannually commencing February 2019.

Corporación America Italia S.p.A. share purchase agreement

As of July 25, 2018, CAAP has entered into a share purchase agreement whereby CAAP will sell 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai.

CAAP and ICD have also entered into a Memorandum of Understanding (“MOU”) to jointly pursue new opportunities in the airport sector in Italy, Eastern Europe (exc. Russia) and the Middle East. The MOU aims to build upon CAAP’s management capabilities and deep knowledge of the airport industry as well as ICD´s unique access to financing and the capital markets.

Brazil legal proceedings - Administrative Proceedings before the Brazilian ANAC

ICAB filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$ 758.0 million (USD 196.6 million), requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal. Claims in the amount of R$ 454.1 million (USD 117.8 million) were denied by the Brazilian ANAC, and ICAB expects to initiate an arbitration proceeding with respect to the denied claims. Regarding the claim concerning the changes made in cargo tariffs, on August 2018, the ANAC's Collegiate agreed to the request and ICAB was granted the amount of R$ 9.5 million (USD 2.5 million) to be deducted in future fixed grant. The remaining claims are under review by the Brazilian ANAC.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$ 737 million (USD 191.2 million) requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) the loss of revenues as a result of modifications to the rules and regulation affecting the air traffic system in Congonhas airport. On August 2018, the claims regarding Congonhas and terminal sizing regulation modifications that totalize R$ 166.3 million (USD 43.1 million) were analyzed by ANAC’s Collegiate and were denied. The remaining claims are under review by the Brazilian ANAC.

Argentine hyperinflationary economy

IAS 29 requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that inflation has increased significantly during 2018, it is expected to exceed the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates located in Argentina.

The restatement criteria of the financial information established in IAS 29 has not been applied in these Condensed Consolidated Interim Financial Statements.

There are no other subsequent events that significantly affect the Company´s financial position as of June 30, 2018.

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